

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Amos W. Barclay, Esq.
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, Colorado 80302

> **Re: Cole Office & Industrial REIT (CCIT II), Inc.**
> **Schedule TO-T**
> **Filed May 22, 2018 by Comrit Investments 1, Limited Partnership**
> **File No. 005-90480**

Dear Mr. Barclay:

We have reviewed the above-captioned filing, and have the following comment. Please respond to this letter by amending the filing. If you do not believe our comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule TO-T

1. A total of 3.4 million shares of both Class A and Class T common stock is collectively sought in a single tender offer. The elective combining of two separate classes of shares into a single class by the Purchaser, however, is inconsistent with the framework and disclosure requirements under Section 14(d) and Regulations 14D and 14E. The federal regulatory requirements regulating tender offers apply on a class-by-class basis. Consequently, it is unclear how the Purchaser's disclosure complies with Item 4 of Schedule TO, and more specifically, Rule 1004(a)(1)(i) of Regulation M-A, given the failure to separately quantify the total number of shares of Class A and Class T common stock sought. In addition, it is equally unclear how the Purchaser would calculate a percentage increase or decrease in the "class" of securities being sought under Rule 14e-1(b), or how it reasoned, on its own initiative, to modify the Rule 14d-8 pro ration requirement. Please advise and/or revise.

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We remind you that the Purchaser is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions